SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2006

ELTEK LTD.
(Name of Registrant)

Sgoola Industrial Zone, Petach Tikva, Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-12012 and 333-123559.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD. (Registrant) By: /s/ Amnon Shemer —————————————— Amnon Shemer Chief Financial Officer

Date: November 24, 2006

Dear Shareholders:

Once again, I’m very pleased to report that Eltek achieved significantly improved financial results in the past fiscal year and that our improved results in 2005 have continued into 2006. We believe that these results are especially gratifying since they were achieved while we were building the foundation for sustained growth in 2006 and beyond.

        Our 2005 financial highlights included:

—	Record revenues of $31.4 million

—	Record export sales of $ 14.4 million , an increase of 64% over 2004

—	2005 operating income increased to $1.7 million from an operating loss of $838,000 in 2004

—	Return to profitability in 2005: 2005 annual net income increased to $1.1 million from a net loss of $1.3 million in 2004

—	Four consecutive quarters of year-over-year revenue growth

—	2005 EBITDA increased to $4.2 million, up 87% from $2.3 million in 2004

As I reported to you last year, our turnaround was in great measure the result of our strategic decision to focus our activity on the production of high-end flex-rigid PCB boards. This decision has resulted in our attracting new customers for these niche products, mainly in the U.S. and other international markets. The increased revenues, coupled with higher gross margins, increased our profitability in 2005 and in 2006.

In 2005, we continued our investment in the resources we need to meet the demand for our flex-rigid boards and the challenges we will face in the future. We also believe we made important strides in our competitive position in the international markets in which we now compete. Some of our more significant accomplishments over the past year were:

—	increased revenue contribution from new multi-quarter engagements across various industries

—	penetration into the strategic U.S. flex-rigid PCB market

—	successful installation and deployment of new manufacturing equipment, enabling us to increase our production capacity and capabilities

In general, we’re very pleased with our current competitive position. We believe that the investments we’ve made in solving very challenging technical and production problems over the past several years have helped us establish advantages that will benefit us into the future. We think the market segments that we are focusing on such as the military and aerospace, medical, industrial, etc. have considerable room for growth. While we cannot guarantee continued growth at the levels we’ve achieved over the past two years, we believe that our current position gives us the ability to continue to focus our efforts on growth and sustained profitability.

I would like to take this opportunity to thank our employees for your tremendous dedication and our customers for the opportunities you have afforded us and your confidence in our company.

Sincerely,
Arieh Reichart
CEO

November 16, 2006

ELTEK LTD.
4 Drezner Street
Sgoola Industrial Zone, P.O. Box 159
Petach Tikva 49101, Israel

November 16, 2006

NOTICE OF 2006 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD DECEMBER 25, 2006

Eltek Ltd. Shareholders:

        We cordially invite you to attend the 2006 Annual General Meeting of Shareholders of Eltek Ltd., to be held at 10 a.m. (Israeli time) on Monday, December 25, 2006, at our offices at 4 Drezner Street, Sgoola Industrial Zone, Petach Tikva, Israel, for the following purposes:

1.	To reelect Joseph Yerushalmi as a Class I director to serve until our 2009 Annual General Meeting of Shareholders;

2.	To elect two outside directors for three-year terms each expiring at our 2009 Annual General Meeting of Shareholders;

3.	To ratify the reappointment of Somekh Chaikin, registered independent public accountants, a Member Firm of KPMG International, as our independent registered public accountants for the year ending December 31, 2006;

4.	To review and discuss our directors’ report, auditor’s report and consolidated financial statements for the fiscal year ended December 31, 2005; and

5.	To transact any other business that may properly come before the meeting.

        Our Board of Directors recommends that you vote in favor of all of the proposals, which are described in the attached Proxy Statement.

        You can vote by proxy either by mail or in person. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least 48 hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

Sincerely, Nissim Gilam Chairman of the Board of Directors

BY ORDER OF THE BOARD OF DIRECTORS
Arieh Reichart, Chief Executive Officer and Secretary

ELTEK LTD.
4 Drezner Street
Sgoola Industrial Zone, P.O. Box 159
Petach Tikva 49101, Israel

PROXY STATEMENT

2006 ANNUAL GENERAL MEETING OF SHAREHOLDERS

        This Proxy Statement is being furnished to the shareholders of Eltek Ltd. in connection with the solicitation of proxies on behalf of the Board of Directors of Eltek Ltd. to be voted at the 2006 Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2006 Annual General Meeting of Shareholders. The Meeting will be held at 10 a.m. (Israeli time) on Monday, December 25, 2006, at our offices at 4 Drezner Street, Sgoola Industrial Zone, Petach Tikva, Israel.

        This Proxy Statement, the attached Notice of Annual Meeting and the enclosed proxy card, as well as our 2006 Annual Report, including our audited financial statements for the fiscal year ended December 31, 2005, are being mailed to shareholders on or before November 21, 2006.

Purpose of the Annual General Meeting

        At the Meeting, shareholders will be asked to vote upon the following matters: (i) reelection of Joseph Yerushalmi as a Class I director to serve until our 2009 Annual General Meeting election; (ii) election of two outside directors for three-year terms each expiring at our 2009 Annual General Meeting of Shareholders; and (iii) ratification of the reappointment of Somekh Chaikin, registered independent public accountants, a Member Firm of KPMG International, as our independent registered public accountants for the fiscal year ending December 31, 2006. In addition, our directors’ report, auditor’s report and consolidated financial statements for the year ended December 31, 2005 will be reviewed and discussed at the Meeting.

        We are currently not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment and recommendation of the Board of Directors.

Proxy Procedure

        Only holders of record of our ordinary shares, par value of NIS 0.6 per share, as of the close of business on November 16, 2006, are entitled to notice of, and to vote in person or by proxy at, the Meeting.

        Shares eligible to be voted and for which a proxy card is properly signed and returned and actually received by our transfer agent or at our registered office in Israel at least 48 hours prior to the beginning of the Meeting will be voted as directed. If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted FOR the nominees for director and each proposal for which the Board of Directors recommends a vote FOR. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

        Abstentions and broker “non-votes” are not counted in determining outcomes of matters being acted upon; however, they are counted for determining a quorum at the Meeting. A broker “non-vote” occurs when a nominee holding ordinary shares of our company for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner.

        We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited personally or by telephone by our directors, officers, employees and agents. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of our ordinary shares.

        You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in the enclosed self-addressed envelope to our transfer agent or to our registered office in Israel at least 48 hours prior to the Meeting. You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to our Corporate Secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person.

Quorum and Voting

        As of November 16, 2006, the record date for determination of shareholders entitled to vote at the Meeting, there were outstanding 5,624,011 ordinary shares. Each ordinary share entitles its holder to one vote.

        In accordance with our articles of association, the presence of two shareholders holding, in the aggregate, at least forty percent of our share capital voting rights, represented in person or by proxy at the Meeting, will constitute a quorum. If within half an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned by three business days, at the same time and place as the original Meeting. In such case, the adjourned meeting will be held at 10 a.m. on Thursday, December 28, 2006 at the same place as the original Meeting. The presence of one or more shareholders, in person or by proxy, holding at least one ordinary share, will constitute a quorum for the adjourned Meeting.

        An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals, except as otherwise stated in the proposal.

        We have received indications from our principal shareholder, Integral International Inc., and directors and officers, who together hold approximately 12.0% of our issued and outstanding ordinary shares, that they presently intend to vote for all of the nominees for director and in favor of all of the other proposals to be acted upon at the Meeting.

I.	REELECTION OF JOSEPH YERUSHALMI AS A CLASS I DIRECTOR TO SERVE UNTIL OUR 2009 ANNUAL GENERAL MEETING OF SHAREHOLDERS

(Item 1 on the Proxy Card)

        The term of office of our Class I director, Mr. Joseph Yerushalmi, expires as of the Meeting, and he will be standing for reelection to serve as a Class I director for a new term of three years.

        Pursuant to our articles of association, our Board of Directors may consist of no less than three and no more than nine members and the number of directors must be odd. Our Board of Directors, other than outside directors, is divided into three classes, Class I, Class II and Class III, which consist of one director, two directors and the remaining directors, respectively. Generally, at each annual general meeting of shareholders one class of directors is elected for a term of three years. All the members of our Board of Directors, except the outside directors, may be reelected upon completion of their term of office. In addition to these three classes of directors, we have two “outside directors,” as defined and required by the Israeli Companies Law (see Item II below). Our Board of Directors may temporarily fill vacancies in the board or add to their body until the next annual meeting of shareholders, provided that the total number of directors does not exceed the maximum number permitted under our articles of association.

        In addition, in general, under NASDAQ Marketplace Rules a majority of our Board of Directors must qualify as independent directors within the meaning of the NASDAQ Marketplace Rules and our audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of NASDAQ and the Securities and Exchange Commission. However, on June 9, 2005, we provided NASDAQ with a notice of non-compliance with respect to (among other things) the requirement to maintain a majority of independent directors, as defined under NASDAQ Marketplace Rules. Instead, we follow Israeli law and practice which requires that we appoint at least two outside directors, within the meaning of the Israeli Companies Law, to our Board of Directors (see Item II). In addition, in accordance with rules of the Securities and Exchange Commission, we have the mandated three independent directors, as defined by the Securities and Exchange Commission and NASDAQ rules, on our audit committee.

        We also do not follow the NASDAQ requirement regarding the process for the nomination of directors. Instead, we follow Israeli law and practice in accordance with which directors are elected by the shareholders, unless otherwise provided in a company’s articles of association. Our articles of association do not provide otherwise. Our practice has been that our director nominees are presented in our proxy statement for election at our annual meetings of shareholders.

        Accordingly, our Board of Directors has proposed the re-election of Joseph Yerushalmi to serve as a Class I director, to hold office for three years until our annual general meeting of shareholders to be held in 2009, and until his successor is elected and qualified.

        In the event that such named director nominee would be unable to serve, the proxies will be voted for the election of such other person as shall be nominated by the independent directors of our company and ratified by our Board of Directors. We do not have any understanding or agreement with respect to the future election of the named nominee.

        Set forth below is information about the nominee, including principal occupation, business history and any other directorships held.

        Joseph Yerushalmi (68) has served as a director since December 2003. Since January 1996, Mr. Yerushalmi has served as a senior vice president in charge of projects of Merhav M.N.F Ltd. Mr. Yerushalmi serves as a member of the board of directors of Ampal Israel Corporation Ltd. From 1992 to 1996, Mr. Yerushalmi served as vice president for projects of Israel Chemicals Ltd. During such time, Mr. Yerushalmi also served as chairman and director for several of Israel Chemicals Ltd.‘s subsidiaries. From 1989 until 1992, Mr. Yerushalmi was a visiting Professor at the University of Pittsburgh and a consultant to industry in energy related projects. Mr. Yerushalmi holds a Ph.D. in Chemical Engineering from the City University of New York. From 1969 to 1977, Mr. Yerushalmi was a member of the Faculty of Chemical Engineering of the City College of New York rising to the rank of Full Professor in 1976.

        Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, will be necessary for shareholder approval of election of the Class I director nominee for a term of three years.

        The Board of Directors recommends a vote FOR the election of the Class I director nominee named herein.

Directors Continuing in Office

Name	Age	Class of Director	Expiration of Term

David Banitt(1)	55	Class II	2007
Jack Bigio	40	Class II	2007
Nissim Gilam(2)	68	Class III	2008
Joseph A. Maiman	60	Class III	2008

(1)	Member of our Audit Committee, Executive Committee and Stock Option Committee. Mr. Banitt qualifies as an independent director under the requirements of the Securities and Exchange Commission and NASDAQ.

(2)	Member of our Executive Committee and Compensation Committee.

        For the biographies of the directors continuing in office (other than outside directors, which are included in Item II below), see Item 6.A. “Directors, Senior Management and Employees – Directors and Senior Management” of our Annual Report on Form 20-F for the year ended December 31, 2005 (filed with the Securities and Exchange Commission on June 28, 2006), which may be viewed through the EDGAR website of the Securities and Exchange Commission at www.sec.gov or via a link from our website at www.eltek.co.il.

Audit Committee

        Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee, which consists of at least three directors and must include all of the outside directors. In addition, NASDAQ Marketplace Rules require us to establish an audit committee comprised of at least three members, each of whom satisfies the respective “independence” requirements of the Securities and Exchange Commission and NASDAQ and is financially literate, and one of whom has accounting or related financial management expertise.

        Our audit committee assists our Board of Directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent registered public accountants’ qualifications and independence, the performance of our internal audit function and independent registered public accountants, finding any defects in the business management of our company and proposing to the Board of Directors ways to correct such defects, approving related-party transactions as required by Israeli law, and such other duties as may be directed by our Board of Directors. The audit committee may consult from time to time with our independent auditors and internal auditor with respect to matters involving financial reporting and internal accounting controls.

        Under Israeli law an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted.

        Our audit committee consists of three members of our Board of Directors who satisfy the respective “independence” requirements of the Securities and Exchange Commission, NASDAQ and Israeli Law for audit committee members. Our audit committee is currently composed of Ms. Revital Degani, Mr. David Banitt and Mr. Eliyaho Tov. Ms. Degani will cease to serve as a director and member of our audit committee as of the Meeting. The audit committee meets at least once each quarter.

Security Ownership of Certain Beneficial Owners and Management

        The following table sets forth certain information as of November 16, 2006 regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 10% of our ordinary shares, (ii) each director and (iii) all directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Outstanding Ordinary Shares(1)(2)

Joseph A. Maiman	1,906,878	(3)	27.51%
Merhav M.N.F. Ltd.	1,307,134	(4)	18.86%
Integral International Inc.	599,744	(5)	10.66%
Nissim Gilam	30,000	(6)	--
David Banitt	--		--
Jack Bigio	--		--
Revital Degani	--		--
Eliyaho Tov	--		--
Joseph Yerushalmi	--		--
All directors and executive officers as a group (14 persons)	2,105,225		29.89%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options or convertible notes currently exercisable or convertible, or exercisable or convertible within 60 days of this table, are deemed outstanding for computing the ownership percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	Based on 5,624,011 ordinary shares issued and outstanding as of November 16, 2006.

(3)	Includes 1,307,134 ordinary shares currently issuable upon exercise of a convertible note at $0.33 per share, by Merhav M.N.F. Ltd., an Israeli private company controlled by Mr. Maiman. Also includes 571,993 ordinary shares held of record by Integral International Inc., a Panama corporation, and 27,751 ordinary shares held of record by Integral International Inc.‘s wholly owned subsidiary, A. Sariel Ltd. Mr. Maiman, a director, is the controlling shareholder of Integral International Inc. and its wholly owned subsidiary, A. Sariel Ltd. Mr. Maiman may be deemed to be the beneficial owner of the aggregate 599,744 ordinary shares held directly by Integral International Inc. and A. Sariel Ltd.

(4)	Issuable upon exercise of a currently convertible note at $0.33 per share, by Merhav M.N.F. Ltd., an Israeli private company controlled by Mr. Maiman.

(5)	Includes 571,993 ordinary shares held of record by Integral International Inc., a Panama corporation, and 27,751 ordinary shares held of record by Integral International Inc.‘s wholly owned subsidiary, A. Sariel Ltd. Mr. Maiman, a director, is the controlling shareholder of Integral International Inc. and its wholly owned subsidiary, A. Sariel Ltd. Mr. Maiman may be deemed to be the beneficial owner of the aggregate 599,744 ordinary shares held directly by Integral International Inc. and A. Sariel Ltd.

(6)	Subject to currently exercisable options granted under our 2005 Stock Option Plan, having an exercise price of NIS 21 ($4.90, based on the U.S. dollar representative rate of exchange on November 14, 2006 of NIS 4.288 = $1.00, as published by the Bank of Israel) per share, which options expire in December 2007.

Directors and Executive Compensation

        The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2005.

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits

All directors and executive officers
as a group (then consisting of 15 persons)	$1,055,000	$91,000

        During the year ended December 31, 2005, we paid each of our outside and independent directors an annual fee of NIS 15,780 ($3,428) and a per-meeting attendance fee of NIS 1,000 ($217). In accordance with the approval of our shareholders, during such period, we paid Nissim Gilam, the Chairman of our Board of Directors, a management fee of $3,500 per month for the period prior to October 1, 2005 and $5,000 per month thereafter, and reimbursed him for various expenses that he incurred in connection with his service as chairman of the board of directors in an annual amount of NIS 17,281 ($3,754). As of October 2005, we also provide Mr. Gilam with a company car and pay all expenses in connection therewith, pursuant to the approval of our shareholders at the 2005 annual general meeting.

        As of December 31, 2005, our directors and executive officers as a group, then consisting of 15 persons, held options to purchase an aggregate of 119,500 ordinary shares. Of such options, options to purchase 20,000 ordinary shares have an exercise price of $1.14, and vest over a three-year period (of which, options to purchase 6,666 ordinary shares had vested at December 31 2005) and will expire in November 2009 and options to purchase 99,500 ordinary shares have an exercise price of NIS 21 ($4.56), were fully vested upon grant and will expire in December 2007. The options were granted under our 2000 Stock Option Plan and 2005 Stock Option Plan.

        For the convenience of the reader, NIS figures above have been presented in U.S. dollars translated at the representative rate of exchange on December 31, 2005 of NIS 4.603 = $1.00, as published by the Bank of Israel.

Related Party Transactions

        In 2003, we negotiated a new financing plan with our banks and controlling shareholder. As part of this financing plan, we issued a convertible note in the principal amount of $500,000 to Merhav M.N.F. Ltd., or Merhav, an Israeli private company controlled by our controlling shareholder, Mr. Joseph A. Maiman. In January 2004, pursuant to the terms of the note, Merhav converted $200,000 of the amounts due and payable under the note into 606,060 ordinary shares of our company, and we issued a replacement convertible note to Merhav for the amount that remained outstanding under the original note at such date, in the principal amount of $325,312.50. This note will become due on May 15, 2007. The note bears interest at the rate of 10% per year, compounded on a quarterly basis. Under the terms of the note, Merhav has the right, at any time, to convert the note and any accrued interest thereon into ordinary shares of our company at a price of $0.33 per ordinary share. We may at our sole discretion repay the accrued interest on the principal amount of the convertible note to Merhav. During 2005, we recorded interest and exchange rate expenses of NIS 173,000 ($37,000) on the convertible note.

        At the 2005 annual general meeting, our shareholders approved, pursuant to the recommendation of our Audit Committee and Board of Directors, new terms of compensation for Mr. Nissim Gilam, the Chairman of our Board of Directors, in connection with his service in such capacity. Under such new terms, we are authorized to pay Mr. Gilam, effective as of October 1, 2005, a management fee of $5,000 per month, reimburse him for various expenses that he incurs in connection with his service as Chairman of the Board of Directors in an annual amount of up to NIS 18,000 (approximately $3,900), and provide him with a company car and pay all expenses in connection therewith. Mr. Gilam may receive this compensation directly or through his personal company, Nissim Gilam Ltd.

        For the convenience of the reader, NIS figures in this section have been presented in U.S. dollars translated at the representative rate of exchange on December 31, 2005 of NIS 4.603 = $1.00, as published by the Bank of Israel.

II.	ELECTION OF TWO OUTSIDE DIRECTORS

(Items 2A and 2B on the Proxy Card)

        The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two outside directors. Outside directors must be Israeli residents who are qualified to be appointed as directors, unless the company’s shares have been offered to the public outside of Israel or have been listed on a stock exchange outside of Israel. No person may be appointed as an outside director if, at the time of the appointment or during the two years that preceded the appointment, the person or the person’s relative, partner, employer or an entity of which he is a controlling shareholder, had any affiliation with the company, in a person who was a controlling shareholder of the company at the time of the appointment, or in an entity which was controlled by the company or its controlling shareholder at the time of the appointment or during the two years that preceded the appointment. The term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an “office holder” as defined in the Israeli Companies Law, however, service as an outside director of a company that is offering its shares to the public for the first time is not considered an affiliation under the Israeli Companies Law.

        In addition, no person may serve as an outside director if the person’s position or other activities create, or may create, a conflict of interest with the person’s responsibilities as an outside director or may otherwise interfere with the person’s ability to serve as an outside director. A director of one company may not be appointed as an outside director of another company if, at the time of the appointment, a director of the other company serves as an outside director of the first company. Furthermore, no person may be appointed as an outside director if he is an employee of the Israeli Securities Authority or a stock exchange in Israel. If, at the time an outside director is to be appointed, all current members of the board of directors are of the same gender, then the outside director must be of the other gender.

        According to a March 2005 amendment to the Israeli Companies Law, effective as of January 2006, at least one of the outside directors must have “accounting and financial expertise” and the other outside directors must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law. This requirement does not apply to outside directors appointed prior to the March 2005 amendment, however a company can not renew the appointment of any such outside director for an additional term unless the outside director has (i) accounting and financial expertise or (ii) professional qualification and at the time the appointment is to be renewed, an outside director who has accounting and financial expertise serves on the board of directors and such other number of directors who have accounting and financial expertise serve on the board of directors as determined by the board of directors of the company.

        Any committee of the board of directors that is authorized to exercise powers vested in the board of directors must include at least one outside director and the audit committee must include all of the outside directors. An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

        Outside directors are elected by the shareholders by a special majority. In general, outside directors serve for an initial three-year term that may be renewed for only one additional three-year term. Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if an outside director ceases to meet the statutory qualifications with respect to his or her appointment or if the outsider director violates his or her duty of loyalty to the company.

        Ms. Revital Degani was reelected to serve as an outside director of our company at our 2003 annual general meeting of shareholders for a second three-year term expiring at our 2006 annual general meeting of shareholders, following which the service of Ms. Revital Degani as an outside director may not be extended. Mr. Eliyaho Tov was elected to serve as an outside director of our company at our 2003 annual general meeting of shareholders for an initial three-year term expiring at our 2006 annual general meeting of shareholders, following which the service of Mr. Eliyaho Tov as an outside director may be renewed for only one additional three-year term.

        At the Meeting, shareholders will be asked to reelect Mr. Eliyaho Tov as an outside director of our company for a second three-year term expiring at our 2009 annual general meeting of shareholders or until his successor is elected and qualified. At the Meeting, shareholders will also be asked to elect Ms. Ophira Rosolio-Aharonson as an outside director of our company for an initial three-year term expiring at our 2009 annual general meeting of shareholders or until her successor is elected and qualified.

        Our Board of Directors has determined that Mr. Eliyaho Tov and Ms. Revital Degani each qualifies as an outside director within the meaning of the Israeli Companies Law. Our Board of Directors has further determined that Mr. Eliyaho Tov has accounting and financial expertise and that Ms. Ophira Rosolio-Aharonson has professional qualification, as such terms are defined by regulations promulgated under the Israeli Companies Law.

        Set forth below is information about each of the nominees for outside director, including principal occupation, business history and any other directorships held.

        Eliyaho Tov (63) was appointed as an outside director in December 2003. Since November 1999, Mr. Tov has been a freelance consultant as an economic advisor and management advisor. Mr. Tov serves as a director of several other companies. From 1973 until September 1999, Mr. Tov served as a senior economist of The Israel Corporation Ltd. and during such period served as a director of several companies within The Israel Corporation Ltd. group. Mr. Tov holds a B.A. degree in economics and political science and an M.A. degree in business management, both from The Hebrew University of Jerusalem. Mr. Eliyaho Tov qualifies as an audit committee financial expert, as defined in Item 401 of Regulation S-K.

        Ophira Rosolio-Aharonson (57) serves as an executive director of several private and publicly traded companies, a strategic business consultant to high-technology companies and an advisor to venture capital firms in Israel and the United States. From 2000 to 2006, Ms. Rosolio-Aharonson served as an active executive director and audit committee member of Scitex Ltd. (NASDAQ:SCIX), and as a director and chair of the audit committee of Cimatron Ltd. (NASDAQ:CIMT). Ms. Rosolio-Aharonson is a co-founder of Seagull Tech Inc. and KeyScan Inc. From 1992 through 1999, Ms. Rosolio-Aharonson served as the chief executive officer of Terra Computers, Inc. in the United States. From 1980 to 1989, Ms. Rosolio-Aharonson served as a senior executive, holding various managerial positions, at Clal Ltd., an Israeli company publicly traded on the Tel Aviv Stock Exchange, including director, chief executive officer, chief operations officer and vice president of sales and marketing of Clal Ltd.‘s subsidiaries. Ms. Rosolio-Aharonson holds a Bsc. degree in applied mathematics and physics, completed courses required for a Msc. degree in bio-medical engineering from the Technion – Israel Institute of Technology, Haifa and is a graduate of the executive business and management program of Tel Aviv University.

        The election of each of the nominees for outside director requires the affirmative vote of a majority of ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, provided that either (i) the shares voting in favor of such resolution include at least one-third of the shares of non-controlling shareholders who vote on the matter (excluding the vote of abstaining shareholders), or (ii) the total shareholdings of the non-controlling shareholders who vote against such proposal do not represent more than 1% of the voting rights in our company.

        We are not aware of any reason why either of the nominees, if elected, would be unable or unwilling to serve as an outside director. In the event that either of the named nominees for outside director would be unable to serve, the proxies will be voted for the election of such other person or persons as shall be nominated by our Board of Directors.

        The Board of Directors recommends a vote FOR the election of each of the nominees for outside director.

III.	RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

(Item 3 on the Proxy Card)

        Our Annual General Meeting of Shareholders first appointed Somekh Chaikin, registered independent public accountants, a Member Firm of KPMG International, as our independent public accountants in 1996 and has reappointed the firm as our independent public accountants since such time.

        At the Meeting, shareholders will be asked to approve the re-appointment of Somekh Chaikin as our independent registered public accountants for the period ending December 31, 2006, pursuant to the recommendation of our Audit Committee and Board of Directors. Somekh Chaikin has no relationship with us or any of our subsidiaries or affiliates except as independent public accountants and, to a limited extent, as tax consultants and providers of some audit related services. Our Audit Committee and Board of Directors believe that the independence of Somekh Chaikin is not affected by such limited non-audit function and that, as a result of their familiarity with our operations and reputation in the auditing field, such firm has the necessary personnel, professional qualifications and independence to act as our independent registered public accountants.

        In accordance with applicable laws, our Board of Directors will ratify and approve our Audit Committee’s determination of the remuneration of Somekh Chaikin in according to the volume and nature of their services. With respect to fiscal year 2005, we paid Somekh Chaikin approximately NIS 511,000 (approximately $111,015) for audit services and approximately NIS 28,000 (approximately $6,082) for tax related services. For the convenience of the reader, NIS figures in this paragraph have been presented in U.S. dollars translated at the representative rate of exchange on December 31, 2005 of NIS 4.603 = $1.00, as published by the Bank of Israel.

        It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

“RESOLVED, that Somekh Chaikin, a Member Firm of KPMG International, be, and hereby is, appointed as the independent registered public accountants of Eltek Ltd. to conduct the annual audit of its financial statements for the year ending December 31, 2006.”

        The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, will be necessary for shareholder approval of the foregoing resolution.

        The Board of Directors recommends a vote FOR the foregoing resolution.

IV.	REVIEW AND DISCUSSION OF THE DIRECTORS’ REPORT, AUDITOR’S REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

        At the Meeting, our directors’ report, auditor’s report and consolidated financial statements for the year ended December 31, 2005 will be presented. We will hold a discussion with respect to the financial statements at the Meeting. This item will not involve a vote of the shareholders.

V.	OTHER MATTERS

        The Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of the Meeting and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of the Board of Directors.

By Order of the Board of Directors, Nissim Gilam Chairman of the Board of Directors

Dated: November 16, 2006